# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mastech Digital, Inc., CIK 0001437226
CUSIP: 57633B100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 Cherrington Parkway Moon Township, Building 210, Suite 400, Pittsburgh, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001420506-24-000071
Filed by CIK 0001074273

## Reporting persons
- The Capital Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); member of a group; sole voting power 844,929; shared voting power 0; sole dispositive power 862,329; shared dispositive power 0; aggregate amount beneficially owned 862,329 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Mastech Digital, Inc.
Address of issuer's principal executive offices: 1305 Cherrington Parkway Moon Township, Building 210, Suite 400, Pittsburgh, PA 15108

## Item 2. Person Filing
Name of person filing:
Pamela C. Simms, Compliance Officer
The Capital Management Corporation
Address of principal business office or, if none, residence:
4101 Cox Road, Suite 110
Glen Allen, VA 23060
Citizenship: Virginia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 862,329
Percent of class: 7.4
Sole power to vote or to direct the vote: 844,929
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 862,329
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Capital Management Corporation: Pamela Simms, Compliance Officer (01/29/2026)